SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: October 13, 2009
Commission File No. 001-32520
ARIES MARITIME TRANSPORT LIMITED
18 Zerva Nap. Str.
166 75 Glyfada
Athens, Greece
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If ``Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Closing under Securities Purchase Agreement
On October 13, 2009, Aries Maritime Transport Limited (“Aries”) closed the previously announced transaction under the Securities Purchase Agreement dated September 13, 2009 (the “Securities Purchase Agreement”) with Grandunion Inc. (“Grandunion”), a company controlled by Michail S. Zolotas and Nicholas G. Fistes, pursuant to which Grandunion acquired 18,977,778 newly issued common shares in Aries in exchange for three capesize drybulk carriers. Of such shares, 2,666,667 were transferred to Rocket Marine Inc., a company controlled by two former Aries directors and principal shareholders, in exchange for Rocket and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket and its affiliates. Grandunion now owns approximately 34.2% of Aries and, as a result of the voting agreement controls the vote of approximately 71% of Aries’ outstanding shares. The Securities Purchase Agreement is attached hereto as Exhibit 99.10 and is incorporated herein by reference.
Management and Board Constituency
Simultaneously with the closing of the transaction, the then officers of Aries resigned and Michail S. Zolotas was appointed as Chief Executive Officer and Allan Shaw was appointed as Chief Financial Officer, effective as of the closing on October 13, 2009. In addition, simultaneously with the closing, all but one of the then members of the Board of Directors of Aries resigned and new members of the Board of Directors were appointed. All of the current members of the Board of Directors are:
•	Mr. Nicholas G. Fistes — Executive Director (Chairman)

•	Mr. Michail S. Zolotas — Executive Director (Deputy Chairman), President and Chief Executive Officer

•	Mr. Allan Shaw — Executive Director and Chief Financial Officer

•	Mr. Masaaki Kohsaka — Non-Executive Director

•	Mr. Spyros Gianniotis — Non-Executive Director

•	Mr. Apostolos Tsitsirakis — Non-Executive Director

•	Mr. Panagiotis Skiadas — Non-Executive Director
Certain biographical information concerning our new executive officers and directors is set forth below:
Nicholas G. Fistes was appointed the Executive Chairman of Aries’ Board of Directors on October 13, 2009. Mr. Fistes holds a Bachelor of Science Degree in Naval Architecture and Shipbuilding from Newcastle Upon-Tyne University and a Masters of Science Degree in Ocean Systems Management from the Massachusetts Institute of Technology (M. I. T.). He started his career as a Naval Architect and Marine Engineer in charge of new construction and shipbuilding worldwide with Ceres Hellenic Shipping Enterprises Ltd. He has served in various management positions, and to the post of CEO of Seachem Tankers Ltd. a commercial chemical tanker operating company, CEO of Ceres Hellenic Shipping Enterprises Ltd. one of the biggest ship management companies managing various types of ships including crude oil tankers, chemical tankers, LNG ships and dry bulk carriers, he also served as CEO of CCBC (Coeclerici Ceres Bulk Carriers) a bulk carrier shipping company. He is the Chairman of GRANDUNION INC.; since March 2007, he is the Chairman of THE INTERNATIONAL ASSOCIATION OF INDEPENDENT TANKER OWNERS (INTERTANKO) and serves on the Board of the HELLENIC MARINE ENVIRONMENT PROTECTION ASSOCIATION (HELMEPA). He is a member in a number of industry-related associations, member of the Executive Committee of the INTERNATIONAL ASSOCIATION OF DRY CARGO SHIPOWNERS (INTERCARGO), council member of American Bureau of Shipping (ABS), member of BUREAU VERITAS (BV) Hellenic Committee, member of REGISTRO ITALIANO NAVALE (RINA) Hellenic Committee, member of CHINA CLASSIFICATION SOCIETY (CCS) Mediterranean Committee, member of Korean Register of Shipping (KR) Hellenic Committee.
Michail S. Zolotas was appointed the Deputy Chairman of the Aries’ Board of Directors and the Chief Executive Officer of Aries on October 13, 2009. Mr. Zolotas entered the family business (Stamford Navigation Inc.) as a superintendent engineer and spent almost three years in sea service and in pure technical matters including repairs and conversions. In 1999 he took over as General Manager of Stamford Navigation Inc. From 2000 up to 2006 he has expanded the family business from two vessels to close to thirty bulkcarrier vessels ranging from 17,000 dwt up to 170,000 dwt tons. During this period he was involved in all commercial, operational and technical matters. From 2001 to 2007 he served on the board of the CTM Pool, a bulkcarrier pool. In 2005 he was nominated as member of BV Black Sea Mediterranean Committee on which he serves as board member. In 2006 he was nominated as member of Registro Italiano Navale (RINA). In 2006 together with Mr. Nicholas G. Fistes they founded GRANDUNION INC., where he serves as Chief Executive Officer and is a board member. In 2008 he was nominated as member of the China Classification Society (CCS) Mediterranean Committee. Mr. Zolotas holds a Bachelor degree in Mechanical Engineering from the Stevens Institute of Technology. During his studies he spent two years at a university in Japan undertaking studies related with Naval Architecture.

Allan Shaw was appointed to the Aries’ Board of Directors and the Chief Financial Officer of Aries on October 13, 2009. Mr. Shaw has been a member of Navios Maritime Holdings Inc.’s (NYSE: NM) board of directors since October 25, 2005 and has over 20 years of financial management experience. Mr Shaw is the Founder and Senior Managing Director of Shaw Strategic Capital LLC, an international financial advisory firm. From November 2002 to April 2004, Mr. Shaw was the Chief Financial Officer and Executive Management Board Member of Serono International S.A., a global biotechnology company. Prior to joining Serono, Mr. Shaw was with Viatel Inc., an international telecommunications company, where he was a member of the board of directors and Chief Financial Officer. Mr. Shaw, a United States Certified Public Accountant, was also a manager with Deloitte & Touche and received a Bachelor of Science degree from the State University of New York, Oswego in 1986.
Masaaki Kohsaka was appointed as a director of Aries’ Board of Directors on October 13, 2009. Mr. Kohsaka is a graduate of The Faculty of Law, Hitotsubashi University, Tokyo. Mr. Kohsaka began his career in 1959 working in the Liner Department of Nissan Steamship Co. Ltd. In 1964, Mr. Kohsaka worked in the Tramp Department of Showa Line Ltd. (following the merger of Nissan Steamship Co. Ltd. and Nippon Oil-Tanker Ltd.). Subsequently, Mr. Kohsaka has held various positions relating to steel products, tramp cargoes, new-buildings, sale and purchase, ship management, insurance and legal matters. Mr. Kohsaka has also been a Maritime Arbitrator since 1991 and a Member of the Tokyo Maritime Arbitration Commission during the period 1991-1997.
Spyros Gianniotis was appointed as a director of Aries’ Board of Directors on October 13, 2009. Mr. Gianniotis has been the Chief Financial Officer of Aegean Marine Petroleum Network Inc. (NYSE:ANW) since September 1, 2008. Prior to joining the Aegean, Mr. Gianniotis served for 21 years in various positions in major banks in Greece and USA. Prior to 2001, Mr. Gianniotis worked at Citigroup in Athens, Piraeus and New York. Since 2001, Mr. Gianniotis was holding the position of the Head of Shipping at Piraeus Bank SA where he terminated this assignment as Assistant General Manager in order to join Aegean. Mr. Gianniotis holds a BA, MSc and an MBA from American Universities.
Apostolos Tsitsirakis was appointed as a director of Aries’ Board of Directors on October 13, 2009. Since 2003 Mr. Tsitsirakis served as President and founder of Maritime Capital Management Ltd, a private consulting and investment management firm specializing in international business development with particular emphasis on the shipping and international oil industries. Mr. Tsitsirakis has served on the Board of Directors of Aegean Marine Petroleum Inc (NYSE:ANW) from the company’s IPO on 2006 until November 2007. In 2004 Mr. Tsitsirakis participated as partner and investor with Fleet Acquisition LLC, in the acquisition of the fleet that formed Genco Shipping (NYSE:GNK). From 1997 to 2003, Mr. Tsitsirakis was affiliated with a family ship-owning and management company based in Piraeus, Greece, where he served as Director of Marine Operations while holding several other management positions.

Prior to 1997, Mr. Tsitsirakis worked for various ship-owners and shipbrokers in London and Piraeus, Greece. Mr. Tsitsirakis holds a Master’s degree in Business Administration from Webster University, London.
Panagiotis Skiadas has served as a member of Aries’ Board of Directors since the closing of its initial public offering in June 2005. Mr. Skiadas has been the Environmental Manager of Viohalco S.A., responsible for all environmental and climate change issues as well as certain energy related matters. Viohalco S.A. is the holding company of the largest Greek metals processing group that incorporates approximately 90 companies and accounts for approximately 10% of Greece’s total exports. Prior to joining Viohalco in April 2006, Mr. Skiadas performed the same role for a subsidiary of Viohalco, ELVAL S.A., since 2004. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games, Athens 2004 S.A. Mr. Skiadas holds a B.S. from the University of Florida and a Master of Engineering from the Massachusetts Institute of Technology (MIT) in Environmental Engineering.
In connection with the transactions consummated at closing, and for the services provided by such directors, certain members of the former and current Board of Directors received compensation, in the aggregate, of $87,500 and 87,500 shares of common stock, as well as the outstanding restricted common stock of such directors immediately vested. In addition, pursuant to the terms of his employment agreement, Jeffrey Parry, Aries’ Chief Executive Officer prior to his resignation upon the closing, received a lump sum of $885,752.69 and outstanding options previously granted to Mr. Parry vested immediately, as part of his severance.

Financing Arrangements
Convertible Notes
At the closing, Aries issued $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The 7% Notes are convertible into shares of common stock at a conversion price of $0.75 per share, subject to adjustment for certain events, including certain distributions by Aries of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between Aries and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and the remainder is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas. All of the outstanding 7% notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes are expected to be used for general corporate purposes, to fund vessel acquisitions and to partially repay existing indebtedness. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, Aries entered into a Registration Rights Agreement (the “Note Registration Rights Agreement”) providing certain demand and other registration rights for the shares of common stock underlying the 7% Notes.
The Indenture, the Form of Note Purchase Agreement, and a form of 7% Note and the Note Registration Rights Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.
Bank Financing
At the closing, Aries’ existing syndicate of lenders entered into a new $221,429,999 Facility Agreement with (i) Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ) as banks, (ii) The Governor and Company of The Bank of Ireland, Hsh Nordbank AG and Sumitomo Mitsui Banking Corporation, Brussels Branch, as co-arrangers, (iii) Bank of Scotland Plc (Formerly HBOS Treasury Services Plc), Nordea Bank Finland Plc, London Branch, The Governor and Company of the Bank of Ireland, Hsh Nordbank AG SMBC Capital Markets, Inc. as swap banks and (iv) Bank of Scotland Plc as agent dated October 13, 2009 (the “Facility Agreement”) to refinance Aries’ existing revolving credit facility. Aries applied $20.0 million of the proceeds of the issuance of the 7% Notes to reduce the outstanding amount under the Facility Agreement, which has been structured to extend amortization that now includes a $163.4 million repayment due in October 2014.
The Facility Agreement, as amended, is attached hereto as Exhibit 99.5 and is incorporated herein by reference.
In connection with the execution of the Facility Agreement, Aries issued, pursuant to a Warrant Purchase Agreement and a Warrant Agreement, each dated October 13, 2009, to Investment Bank of Greece warrants to purchase up to 5 million shares of Aries’ common stock at an exercise price of $2.00 per share, with an expiration date of October 13, 2015, as evidenced by a Warrant Certificate (the “Warrant”). The warrants are subject to adjustment upon the occurrence of certain events, including certain distributions by Aries of cash, debt and other assets, spin offs and other events. In connection with the closing, Aries entered into a Registration Rights Agreement (the “Warrant Registration Rights Agreement”) providing certain demand and other registration rights for the shares of common stock underlying the Warrants.
The Warrant Purchase Agreement, the Warrant Agreement, the Warrant Certificate and the Warrant Registration Rights Agreement are attached hereto as Exhibits 99.6, 99.7, 99.8 and 99.9, respectively, and are incorporated herein by reference.
Fleet Composition
Following the closing on October 13, 2009, Aries’ fleet consists of 14 vessels, comprised of:
•	four Panamax tankers (all double-hulled);

•	five MR tankers (three double-hulled);

•	two container vessels (2,917 TEU); and

•	three capesize drybulk vessels totaling 477,000 dwt.
Five of the 14 vessels are secured on period charters. Charters for two of Aries’ products tanker vessels, as well as one capesize vessel, currently have profit-sharing components.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Indenture, dated as of October 13, 2009, by and between Aries and Marfin Egnatia Bank S.A.

99.2
Form of Note Purchase Agreement, dated as of October 13, 2009, by and among Aries and each of the purchasers, and Marfin Bank as beneficiary of Sections 6.1, 7.2 and 8.2 and as an obligor under Section 8.14.

99.3	Form of 7% Note, dated as of October 13, 2009, made by Aries.

99.4	Registration Rights Agreement, dated as of October 13, 2009, by and among Investment Bank of Greece, Focus Maritime Corp. and Aries.

99.5
$221,429,999 Facility Agreement with Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ) as banks, dated October 13, 2009.

99.6	Warrant Purchase Agreement, dated as of October 13, 2009, by and between Aries and Investment Bank of Greece.

99.7	Warrant Agreement, dated as of October 13, 2009, by and between Aries and Investment Bank of Greece.

99.8	Warrant Certificate, dated as of October 13, 2009, issued to Investment Bank of Greece.

99.9	Registration Rights Agreement, dated as of October 13, 2009, by and between the Investment Bank of Greece and Aries.

99.10
Securities Purchase Agreement, dated as of September 16, 2009, by and between Grandunion and Aries (incorporated by reference to the Schedule 13D filed by Grandunion with the SEC on September 28, 2009).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer Dated: October 22, 2009